Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

August 2, 2012

Via Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emergent Energy Services LP

Confidential Draft Registration Statement on Form S-1

Submitted May 23, 2012

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (formerly Emergent Energy Services LP and hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2012 with respect to the Partnership’s confidential draft registration statement on Form S-1 initially submitted to the Commission on May 23, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have made a second confidential draft submission of the Registration Statement (“Submission No. 2”).  At the request of the Staff, we are also submitting a pdf file of a marked copy of Submission No. 2 showing all changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the un-marked copy of Submission No. 2, unless otherwise indicated.

General

1.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither we nor anyone authorized to do so on our behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) to potential investors that are qualified institutional buyers or institutional accredited investors.  We are also not aware of any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering.  We will supplementally provide the Staff with such written materials and any such research reports of which we become aware.

2.                                      At various times you refer to determinations by your general partner or your board of directors that will be made “in good faith,” such as your general partner’s decision to allocate expenses to you, or a decision by your general partner or your board of directors as to conflicts of interest, or by your general partner to establish cash reserves. Revise your disclosures to clarify whether the requirement that your general partner or your board of directors will determine something “in good faith” involves a reasonableness standard of any kind.

Response:  We acknowledge the Staff’s comment and have revised the disclosure to state that “good faith” means the general partner subjectively believed that a decision was in the best interest of the Partnership.  Please see the disclosure on pages 12, 42, and 43, among others.

Industry and Market Data, page v

3.                                      With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by PropTester®, Inc. and KELRIK, LLC, please set forth in the prospectus the date of the research information you cite. In addition, please supplementally provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on pages 95, 96, 122, 123 and 124 to set forth the dates of the research reports that are cited in connection with our internal estimates and any third-party statements.

As requested, we are also supplementally submitting under separate cover copies of the relevant portions of the research reports cited in our prospectus.  These reports are the PropTester Report, 2010 USGS Mineral Yearbook, 2009 USGS Mineral Yearbook, USGS January 2011 Sand and Gravel Survey, U.S. Geologic Survey, Baker Hughes report dated April 20, 2012, and Energy Information Administration report dated June 2012.  To expedite the Staff’s review, we have clearly marked each report to highlight the applicable portion or section containing the information on which we rely and have included cross-references to the appropriate location in Submission No. 2.  In addition, we confirm that none of the reports were commissioned by the Partnership or prepared in connection with the Registration Statement.

Summary, page 1

Competitive Strengths, page 4

4.                                      Please provide support for or explain the reasonable basis for certain of your beliefs, such as that:

•                  “[You] believe that [your] Wisconsin reserves provide [you] access to the best available volume of coarse sands [emphasis added]”; and

•                  “[You] believe that [your] operations . . . have the following attributes: … superior coarse mineral reserve composition . . . than those of [your] competitors for comparable products [emphasis added].”

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 5 and 6 to indicate the basis for these statements.

The Offering, page 12

5.                                      We note that any common units issued pursuant to the underwriters’ over-allotment option will not increase the total number of common units outstanding after this offering, but rather you will use the net proceeds from any exercise of the underwriters’ overallotment to redeem from Insight Equity an equivalent number of common units. As such, please provide us with an analysis as to whether Insight Equity is an underwriter with respect to this offering, in particular with respect to any units issued pursuant to the underwriters’ overallotment, and should be named as such in your filing.

Response: We acknowledge the Staff’s comment, and based on the analysis below, we respectfully submit that Insight Equity is not an “underwriter.”

The term “underwriter” under Section 2(11) of the Securities Act includes any person who has purchased securities from an issuer with a view to the distribution of the securities. Insight Equity will acquire the common units that are subject to potential redemption with investment intent and not with a view to distributing such common units. Unlike underwriters, who seek to minimize market risk in performing their conduit function and cannot be said to truly invest in the securities they underwrite, Insight Equity is investing in the common units and accepts the market risk involved with that investment, as evidenced in part by the fact that Insight Equity will bear the full risk that the underwriters may not exercise their option to purchase additional common units.

We further note that having a redemption feature in connection with the underwriters’ overallotment option is relatively common in initial public offerings of master limited partnerships. For example, each of the following initial public offerings involved a redemption feature similar to the one in this offering but the issuers did not disclose that the owners of the units subject to potential redemption may be deemed to be underwriters: Oxford Resource Partners, LP (2010); Williams Pipeline Partners L.P. (2008); El Paso Pipeline Partners, L.P. (2007); Spectra Energy Partners, LP (2007); Universal Compression Partners, L.P. (2006); Buckeye GP Holdings L.P. (2006); Alliance Holdings GP, L.P. (2006); Magellan Midstream Holdings, L.P. (2006); Energy Transfer Equity, L.P. (2006); Regency Energy Partners LP (2006); Linn Energy, LLC (2006); Hiland Partners, LP (2005); and Holly Energy Partners, L.P. (2004).

Finally, the proceeds from any exercise by the underwriters of their overallotment option will be used to redeem common units from Insight Equity in order to maintain a set number of units outstanding, whether or not the option is exercised. This structure simplifies the presentation and explanation of our forecast of estimated Adjusted EBITDA and cash available for distribution for the twelve months ending September 30, 2013 because the number of common units outstanding after completion of this offering will not change, irrespective of whether, or to what extent, the underwriters exercise their overallotment option.

For the foregoing reasons, we do not believe that Insight Equity should be considered an underwriter with respect to this offering.

Risk Factors, page 21

Delays in the commencement of operations of our Proposed Barron County…., page 25

6.                                      You disclose that you are in the process of acquiring the mineral rights to two sand mine sites in Barron County, Wisconsin. You also disclose that construction of the dry plant will begin in August 2012, with operations beginning in November 2012. With construction and operations disclosed as beginning in the near term, please explain where you are in the process of acquiring the mineral rights.

Response:  We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure to provide that we have acquired the mineral rights to five adjacent mineral deposits in Barron County, Wisconsin.  Please see the disclosure on page 144.

Increasing costs or a lack of dependability or availability of transportation services . . ., page 26

7.                                      You disclose that you expect to increasingly contract in the future to provide your customers with rail or other logistic services. Please explain or reconcile this disclosure, with your disclosure under “factors affecting the comparability of historical financial results” on page 101 in which you disclose that beginning in October 2011, you modified your sales model to sell sand directly from your new Auburn facility, and discontinued earnings related to transportation and logistics revenue.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that our disclosure under “factors affecting the comparability of historical financial results” on page 101 of the Registration Statement relates to our business strategy of maximizing production of our northern Ottawa white frac sand by transporting wet sand from our New Auburn, Wisconsin facility to be dried and processed at our Kosse, Texas facility.  We have not been generating this revenue since October 2011 because we did not have sufficient sand production to meet customer demand at both our New Auburn and Kosse facilities; however, we resumed shipping Wisconsin-sourced sand to our Kosse facility in July 2012 as we currently have sufficient wet sand production to satisfy demand at both facilities.  Accordingly, our strategic decision regarding whether to transport wet sand from our Wisconsin facilities to our Texas facility is unrelated to our future plans to provide customers with rail and logistics services and is instead determined by the amount of our wet sand production.

In comparison, our disclosure on page 28 of the Registration Statement relates to our future plans to leverage the transportation and logistics expertise that we have acquired by spending a significant amount of time directing customer rail shipments, managing rail car flows and coordinating the transloading and storage of sand sent directly to oil- and liquids-rich natural plays from our New Auburn, Wisconsin facility.  We have revised the Registration Statement to clarify our current shipping arrangements and to discuss the options we expect to make available to our customers in the future.  Please see the disclosure on page 144.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013,  page 59

8.                                      We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page 64.

Assumptions and General Considerations, page 61

Revenues, page 62

9.                                      We note that you have assumed that the sale price per ton for all of your sand production will remain consistent over the twelve month period ended September 30, 2013. Please provide additional disclosure explaining this assumption in light of the disclosure per page 92 of your filing regarding increases in white frac sand prices.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page 65.

Financing, page 64

10.                               We note that your estimated interest expense for the fiscal year ending September 30, 2013 is based on your anticipated new revolving credit facility. Please revise to disclose whether you have used a current interest rate or an interest rate for which you currently have a commitment.

Response: In response to the Staff’s comment, we have revised the disclosure beginning on page 68. In addition, we respectfully advise the Staff that we will further update the assumptions regarding our new revolving credit facility once the material terms of our revolving credit facility have been finalized pursuant to a commitment letter from the lenders and prior to marketing activities for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

Overview, page 86

11.                               We note your disclosure stating that your operations are organized into two business segments (i.e., fuel processing and distribution and sand). We also note that you have presented two operating segments for the AEC Holdings LLC entity (i.e., fuel processing and distribution and services). Please revise this disclosure to indicate the operating segments you expect to report in your post-offering filings pursuant to FASB ASC 280-10-50.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page 90.  Further, we advise the Staff that following the closing of this offering, the distinction between AEC Holdings LLC’s business segments will no longer be material.  Accordingly, following the closing of the offering, all of AEC’s operations will be reported in the Partnership’s Fuel Processing and Distribution segment.

Pro Forma Results of Operations, page 94

12.                               We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your disclosure to explain why you believe the presentation of a pro forma discussion is useful and identify any potential risks associated with using such a presentation.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page 98. In addition, we respectfully advise the Staff that management believes a pro forma presentation is appropriate because it provides investors with the most accurate depiction of our current business on a post-closing basis.  Management also believes a pro forma discussion should be included to be consistent with the pre-clearance request letter addressed to the Office of Chief Accountant and filed with the Commission on March 16, 2012, which provides for the inclusion of unaudited pro forma condensed combined financial statements in the Registration Statement. In a letter dated March 29, 2012, the Commission notified us that it would not object to, among other things, our proposal to include pro forma condensed combined financial statements of the Partnership in the Registration Statement.

13.                               We note that you have provided supplemental pro forma analysis regarding your operating results for the quarterly period ended March 31, 2012. Please tell us how you concluded it was the appropriate period to provide pro forma analysis specifically for this period.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we concluded that it was appropriate to provide a pro forma analysis specifically for the quarterly period ended March 31, 2012 because this was the most recent period for which pro forma financials were available and, as such, this period most accurately resembles our expectations for our business on a post-closing basis.  We further advise the Staff that we have revised the Registration Statement to include pro forma analysis for the six month period ended June 30, 2012 for the same reasons set forth in this response.  Please see the disclosure beginning on page 99.

Pro Forma Working Capital, page 98

14.                               We note that you define working capital as the amount by which the sum of the accounts receivable, prepaid expenses and other current assets exceeds the sum of accounts payable, accrued expenses and income taxes payable. Please note that working capital is defined by FASB ASC 210-10-20 as “the excess of current assets over current liabilities.” Please revise the description of the measure presented to avoid any potential investor confusion.

Response: We acknowledge the Staff’s comment and, to avoid any potential investor confusion, have modified our filing to refer to the amount by which the sum of accounts receivable, prepaid expenses and other current assets exceeds the sum of accounts payable, accrued expenses and income taxes payable as “operating working capital.”  We believe this term is helpful to investors because it excludes working capital items related to financing such as cash and current portion of long term debt. Management believes that excluding such items, which are strongly impacted by capital structuring decisions, provides more meaningful information to investors because it shows how changes in operating results impact working capital.  Please see the disclosure on pages 102, 112 and 113, among others.

Historical Financial and Operating Data, page 100

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011, SSS, page 102

15.                               Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period. For example, please describe the extent to which factors that caused changes in sales volume impacted your revenues during each period for which financial statements are presented. Your revised disclosure should also address the extent to which changes in revenue are attributable to price fluctuations. Refer to Item 303(A)(3) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure beginning on page 107.

16.                               Please ensure that your discussion of cost of goods sold explains the relationship between periodic changes in this financial statement line item and revenues.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure beginning on page 107.

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011, AEC, page 103

17.                               Please quantify the impact of each causal factor identified as causing a change in your revenues (i.e., changes in volume, pricing, and product mix) in each period for which financial statements are presented. Refer to Item 303(A)(3) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure on page 108.

Liquidity and Capital Resources, page 106

18.                               Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows that explains the significant year-to-year variations in each period for which financial statements are presented. Your analysis should not merely recite information presented in the statement of cash flows. For additional guidance refer to SEC Release No. 33-8350.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure beginning on page 111.

Critical Accounting Policies and Estimates, page 111

Revenue Recognition Policies, page 111

19.                               We note that you have identified the recognition of revenue under take-or-pay contracts as an accounting estimate that requires significant judgment. However, your disclosure appears to focus on the fixed terms associated with these arrangements. Please revise to provide additional disclosure addressing the subjective aspects of your take-or-pay contracts and describe the resulting uncertainties involved with the application of your revenue recognition policy.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page 118.

Industry, page 116

Demand Trends, page 118

20.                               Please provide support for or explain the reasonable basis for your belief that many of the oil- and liquids rich plays are economically attractive at prices substantially below the current prevailing prices for oil and liquids-rich gas.

Response: We acknowledge the Staff’s comment and are supplementally submitting under separate cover a copy of a report by Simmons & Company International, which states that many of the oil and liquids-rich plays have a threshold price (including costs of goods sold and a 10% after-tax rate of return) ranging from $52.00 per barrel to $78.00 per barrel, with the average across all plays at $65.00 per barrel.  As of the date of this letter, the West Texas Intermediate Crude Index price for oil is $88.28 per barrel.  We respectfully submit that the report prepared by Simmons & Company International supports the statement that many of the oil- and liquids-rich plays are economically attractive at prices substantially lower than the current prevailing prices for oil and liquids-rich gas.  We further advise the Staff that this report was not commissioned by the Partnership or prepared in connection with the Registration Statement.

Business, page 126

Overview, page 126

21.                               Please provide support for or remove your statement that you a “preferred provider” of frac sand to the oil and natural gas industry.

Response: In response to the Staff’s comment, we have removed that statement.  Please see the disclosure on page 132.

Our Assets and Operations, page 130

Sand Segment, page 130

22.                               We note your disclosure of proven and probable reserves. For each property with a mineral reserve, please provide the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•                  Acreage breakdown by owned, leased or other.

•                  Maps showing property, mine permit and reserve boundaries including recent and historic production areas.

•                  Drill-hole maps showing drill intercepts.

•                  Justifications for the drill hole spacing used at various classification levels.

•                  General cross-sections that indicate the relationship between ore, geology and topography.

•                  A detailed description of your procedures for estimating reserves.

•                  The specific criteria used to estimate reserves.

•                  An indication of how many years are left in your longest-term mine plan for each reserve block.

•                  Site specific economic justification for the criteria you used to estimate reserves.

•                  Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•                  Third party reviews of your reserves that were developed within the last three years.

•                  Any other information needed to establish legal, technical and economic feasibility.

You may provide this information in an electronic format such as a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Response: We acknowledge the Staff’s comment and are supplementally submitting under separate cover copies of third-party reserve reports covering the Partnership’s reserves and addressing the information requested by the Staff.

23.                               Please note that mineral reserves should not be declared until they are geologically defined, the legal right to mine has been obtained, and the economical feasibility determined.

Response:  We acknowledge the Staff’s comment and we advise the Staff that we have included only proven reserves in the Registration Statement that have been geologically defined and for which the legal right to mine has been obtained and the economical feasibility determined.

24.                               Please clarify throughout your filing the individual or individuals responsible for each specific mineral reserve pursuant to paragraph (b)(5) of Industry Guide 7. Please file consents from each named individual as exhibits to your registration statement.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see page 221.

25.                               Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see pages 141, 142, and 144.

26.                              Please disclose information regarding your land and mineral rights for each of your material properties in which you mine or process materials. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

•                  The nature of your ownership or interest in the property.

•                  A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•                  An outline of the process by which mineral rights are acquired at the location; and details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•                  An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•                  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•                  The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

•                  The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

Response: We acknowledge the Staff’s comment and advise the Staff that the mineral rights and associated access to the mineral reserves for our Kosse facility are owned in fee and that there are no underlying agreements or royalties associated with this land.  See the disclosure on page 141.  We further advise the Staff that the mineral rights and access to the mineral reserves at our New Auburn and Barron County facilities are secured under mineral and surface leases.  We have revised the disclosure to provide further details on the underlying agreements and royalties, the annual payments that must be made to retain our rights, and the acreage underlying our leases.  See the disclosure beginning on page 139 for details regarding our New Auburn mine and beginning on page 143 for details regarding our Barron County mine.  We further advise the Staff that the property names, acreage and location by city or county are the only identifying information we utilize.

27.                               Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•                  The location and means of access to your property, including the modes of transportation utilized to and from the property.

•                  A description of any work completed on the property and its present condition.

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  A description of equipment, infrastructure, and other facilities.

•                  A description of your production process from mining through finished product.

•                  The current state of exploration of the property.

•                  The total costs incurred to date and all planned future costs.

•                  The source of power and water that can be utilized at the property.

•                  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: We acknowledge the Staff’s comment and advise the Staff that each of our mines, wet plants and dry plants is accessible by truck and that our real properties can be accessed by truck or rail.  See the disclosure on pages 28, 126 and 144-145.  A description of the work completed on the property, a description of the facilities on each property, details of the modernization and physical condition of the facilities, all of which were constructed after 2009, and a description of our production process at each of our mines, wet plants and dry plants can be found in the disclosure beginning on page 139 regarding our New Auburn, Kosse and Barron County facilities.  We have revised our disclosure to include the current state of exploration for each property on pages 139-144, and additional information may be found in our third party reserve reports included herewith.  We further advise the Staff that the total costs incurred to date can be found in the financial statements for the predecessor entity Superior Silica Sands LLC (“SSS”), on pages 85 and 98, among others.  We have revised our disclosure on page 143 to include a description of the planned future costs relating to the expansion of our Barron County facility.  Our plants use electricity and natural gas power, and disclosure regarding our power costs and risks concerning our water source can be found on pages 93 and 29, respectively. We further advise the Staff that all of our properties have known reserves as detailed in our third party reserve reports.

28.                               Please discuss specific permits required to mine and process materials at each of your locations. Provide detailed information regarding any in-process or pending permits and the likelihood of obtaining such permits.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure on page 145.

29.                               Please fully discuss the transportation infrastructure your presently own and/or operate and provide the capacity and utilization of this infrastructure.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure beginning on page 144.

30.                               We note your table on page 131 of your filing with information regarding your production facilities. Please clarify if your processing plants have been constructed at your proposed Barron, Wisconsin operation and, if not, please revise your disclosure to include only capacities of existing facilities.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement to clearly indicate the status of the construction of our processing plants at our proposed Barron, Wisconsin facility.  Please see the disclosure beginning on pages 3, 138, 139 and 143.  In addition, we advise the Staff that we intend to update the disclosure in the Registration Statement in subsequent submissions as further progress is made.  Because we recently completed a substantially similar construction process with respect to our New Auburn, Wisconsin facility, our management believes it can accurately assess when the Barron, Wisconsin facility will become fully operational.

31.                               For each reporting period and for each of your mines, please disclose your average sales price per ton and your average cost per ton of finished product.

Response:  We acknowledge the Staff’s comment and have disclosed the average price per ton and the average cost per ton of our finished sand production for each reporting period on pages 20, 85, 86, 98, 106 and 107. We have not disclosed this information for each of our mines because we classify all of our sand production under a single reporting segment and believe that the most relevant metric for investors is the average price per ton and cost per ton of our total finished sand production for each reporting period. In addition, we have not disclosed this information on a mine-by-mine basis because we operate in an intensely competitive industry and such disclosure would provide our competitors and customers with confidential and highly sensitive information relating to the cost structure of our mines and our trade and sales strategy. Our competitors and customers could use this information to our detriment in negotiations and in the bidding process for sand supply contracts and, as a result, we could experience substantial competitive harm from the disclosure of our average price per ton and average cost per ton for each of our mines.

32.                               Please define your meaning of 16/30, 20/40, and 30/50 frac sands.

Response: We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see pages 123 and B-1.

New Auburn, Wisconsin Facility, page 132

33.                               Please provide support for or explain the reasonable basis for your disclosure that the crush resistant properties enable your northern Ottawa white frac sand to be used in deeper drilling than the frac sand produced by most of your peers. For example, please clarify whether the six leading producers of frac sand in 2011 that you identify on page 137 have comparable production to your coarse sand.

Response:  We acknowledge the Staff’s comment and have revised the disclosure to provide that the crush resistant properties of our northern Ottawa white frac sand enable it to be used in deeper drilling than the frac sand produced by our peers with mineral deposits located in Texas, Arkansas and other southern United States locations.  Please see the disclosure on page 140.

In addition, we are supplementally providing under separate cover portions of the report by PropTester®, Inc. and KELRIK, LLC, which states that 16/30, 20/40, 30/50 and 40/70 mesh northern Ottawa white frac sand have crush strengths of 5,000 psi, 7,000 psi, 7,000 psi and 8,000 psi, respectively.  This report also notes that sand from the upper Midwest United States that have northern white sand deposits are “the substrate of choice for resin coating,” partly due to their crush resistance.  We are also supplementally providing a StimLab chart, which states that 16/30, 20/40, 30/70 mesh brady sand (found in Texas) have crush strengths of 3,000 psi, 4,000 psi and 5,000 psi, respectively.  To expedite the Staff’s review, we have marked each report to highlight the portions of such report discussed in this response.

Customers, page 136

Sand, page 136

34.                               You disclose in a risk factor on page 23 that your top five sand customers represented approximately 88% of sales from your sand operations. In addition, under “customer credit risk” on page 100 you disclose that in your sand segment, your top four customers accounted for 31%, 20%, 18% and 12% of your pro forma sand revenues for the year ended December 31, 2011. Accordingly, please name such customers or explain why the names of such customers are not required to be included. See Item 101(c)(vii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully submit that the disclosure called for by Item 101(c)(vii) of Regulation S-K is not applicable.  Item 101(c)(vii) of Regulation S-K proves that the “name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues . . . .”  Because of the revenue contribution from the Partnership’s Fuel Processing and Distribution segment, the Partnership’s top five sand customers represented only approximately 3.9% of consolidated revenues, and the Partnership’s top four sand customers only accounted for approximately 1.4%, 0.9%, 0.8% and 0.5% of the Partnership’s pro forma consolidated revenues, respectively, for the year ended December 31, 2011.  Accordingly, we believe the names of such customers are not required to be included in the Registration Statement.

Management of Emergent Energy Services LP, page 144

35.                               You disclose that your general partner, Emergent GP, will manage your operations and activities. You state that Emergent GP will be member-managed, and that Insight Equity, as the controlling member, has delegated to the board of directors of Emergent GP all powers and authority related to management of the partnership. As to Emergent GP’s three initial directors, please disclose whether they will divide their time between your business and other activities. If so, please quantify, to the extent practicable, the amount or percentage of professional time each of them will devote to your business.

Response: We acknowledge the Staff’s comment and have revised the disclosure to include a description of the professional time that will be devoted to the Partnership by all directors.  Please see the disclosure beginning on page 157.

Executive Compensation, page 147

36.                               Please explain if you intend to enter into a new employment agreement with Mr. Shearer upon completion of this offering, or if his March 23, 2010 agreement, as amended May 17, 2011, will remain in effect.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we are in the process of determining our prospective contractual arrangements with Mr. Shearer.  We will update the disclosure in a future amendment once these arrangements have been finalized.

Fiduciary duties, page 162

37.                               Revise to clarify which standards apply, insofar as the current presentation “State-law fiduciary duty standards”… “Partnership agreement modified standards…” and “Rights and remedies…” does not provide for an easy comparison between the default state law standards and how your partnership agreement differs. Also precisely identify any referenced standards, rights, or remedies which are inapplicable.

Response: We acknowledge the Staff’s comment and have revised the disclosure to provide that, under the Delaware Revised Uniform Limited Partnership Act, Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership and that, pursuant to these provisions, our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner under Delaware law with contractual standards that govern the duties of the general partner and the methods of resolving conflicts of interest. Please see the disclosure on pages 12, 42 and 175, among others.

Underwriting, page 204

38.                               Please clarify what constitute the “certain exceptions” to the lock-up agreements. Please also file these agreements.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that the lock-up agreements have not yet been negotiated.  We currently expect that any exceptions to the lock-up agreements will be usual and customary for offerings of this type (such as permitting gifts and charitable donations).  In addition, the form of lock-up agreement will be included in the form of underwriting agreement between the Partnership and the underwriters for this offering that will be filed as Exhibit 1.1 to the Registration Statement.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-9

39.                               We note the disclosure with pro forma footnote (h) makes reference to the purchase price for the acquisition of Direct Fuels Partners, LP. However, the disclosure elsewhere in your filing appears to indicate that this entity will be contributed to you in connection with this offering. Please explain the process through which Direct Fuels Partners, LP will be acquired. For example, please tell us about any consideration that will be exchanged and how it will be determined.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that, in connection with the closing of this offering, each of SSS, Allied Energy Company LLC (“AEC”) and Insight Equity Acquisition Partners, L.P. (“Direct Fuels”) will be contributed to us in exchange for equity interests of the Partnership.  SSS and AEC, which together constitute our predecessor for accounting purposes, are and, prior to the completion of this offering, will be under the common control of a private equity fund managed and controlled by Insight Equity.  As a result, their contribution to us will be recorded as a combination of entities under common control, whereby the assets and liabilities sold and contributed are recorded based on their historical carrying value for all periods presented. Direct Fuels is not under common control with SSS and AEC and, as a result, the contribution of Direct Fuels to us will be accounted for as an acquisition, whereby the assets and liabilities sold and contributed are recorded at their fair values on the date of contribution.  Accordingly, the disclosure in pro forma footnote (h) regarding the purchase price for the acquisition of Direct Fuels relates to an adjustment made solely for accounting purposes and does not reflect the manner in which the Partnership will assume legal ownership of Direct Fuels.

40.                               We note your disclosure with pro forma footnote (h) stating that the primary factor giving rise to goodwill is the premium you are willing to pay to expand your operations into the geographical territories currently served by Direct Fuels Partners, LP. Please expand this disclosure to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis. Refer to FASB ASC 805-30-50-1.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on page F-10.

General

41.                               We remind you of the requirements to update your financial statements and related disclosure throughout your filing to comply with the requirements of Rule 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s comment and confirm that in subsequent amendments we will update the financial statements and related disclosure, as necessary, to comply with the requirements of Rule 3-12 of Regulation S-X.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Mineral resources, net, page F-46

42.                               We note that mineral resources are initially recognized at cost. Please expand your disclosure to provide additional detail clarifying the nature of capitalized mineral resource costs.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure on pages F-33, F-47 and F-48.

5. Long Term Debt, page F-51

Subordinated Debt, page F-52

43.                               We note that you entered into a release agreement with an affiliate whereby principal and accrued interest amounting to $20.8 million were forgiven. As a result of this transaction, the amount forgiven and the related deferred financing cost were reclassified to member’s equity. With reference to the relevant authoritative literature, please tell us why the deferred financing cost associated with this debt was recorded as a reduction to member’s equity.

Response:  We acknowledge the Staff’s comment and advise the Staff that, as indicated in FASB ASC 470-50-15-4, the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability.  A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.  Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition.  Moreover, extinguishment transactions between related entities may be in essence capital transactions.

We further advise the Staff that the net carrying amount of debt is the amount due at maturity, adjusted for unamortized premium, discount, and cost of issuance. Based on the foregoing we believed that the forgiveness of the net carrying amount of the subordinated debt (which is debt with a related party) and gains from extinguishment of such debt should be treated as capital transactions.

6. Capital Lease Liability, page F-53

44.                               We note that you consider the agreement with a third party to mine and process mineral resources at the New Auburn location for a specified fee per ton for five years to be a capital lease obligation. Please describe the nature of the specified fee per ton (i.e., royalty, contingent rental, etc). In addition, please tell us whether your disclosure of estimated minimum future lease payments on page F-54 is based on a set payment schedule or on your estimates of future production.

Response:  We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure to describe the nature of the specified fee per ton and to provide that the estimated minimum future lease payments are paid based on estimates of future production.  Please see the disclosure beginning on page F-54.

10. Commitments and Contingencies, page F-56

Litigation, page F-56

45.                               We note your disclosure stating that you are subject to various claims and litigation arising in the ordinary course of business and have accrued for these cost exposures. Please tell us how you considered disclosing the amount accrued. Refer to FASB ASC 450-20-50-1.

Response:  We acknowledge the Staff’s comment and have revised the disclosure beginning on page F-57 to note that we have accrued legal fees but have not accrued anticipated losses or other expenses associated with these claims.

46.                               With regard to the arbitration case discussed in your filing, we note the final outcome is not expected to have a material adverse effect on your financial position or results of operations. Please revise this disclosure to provide your expectations regarding the expected impact on your liquidity position.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure on page F-58.

Allied Energy Company Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

12. Commitments and Contingencies, page F-88

47.                               We note your disclosure asserting that various claims and litigation arising in the ordinary course of business will not have a material effect on your financial position or results of operations. Please revise this disclosure to provide your expectations regarding the expected impact on your liquidity position.

Response:  We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please see the disclosure on page F-91.

19. Segment Reporting, page F-93

48.                               We note that you have presented the non-GAAP measure “adjusted EBITDA” as part of your disclosure regarding operating segments. Please note the presentation of non-GAAP measures as part of footnote disclosure is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. As such, it does not appear that adjusted EBITDA should be presented for your consolidated results. Please revise this disclosure accordingly.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure on pages F-70 and F-95.

49.                               We note that your presentation of operating segment information includes an adjusted total operating expenses measure and an adjusted operating income measure. These measures do not appear to be consistent with the similarly named line item presented on the face of your statement of operations. Please revise this presentation to provide consistent disclosure of all similarly described financial statement line items.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure beginning on pages F-70 and F-95.

Direct Fuels Partners, LP Financial Statements

Notes to Consolidated Financial Statements

6. Commitments and Contingencies, page F-116

50.                               We note that Direct Fuels Partners, LP entered into a registration rights agreement under which it must file a shelf registration statement following an initial public offering. We also note that no accrual has been made for liquidated damages as payment is not considered probable. Please tell us whether the filing on Form S-1 for Emergent Energy Services LP will satisfy the definition of “proposed initial public offering” described in this footnote. Also, it appears that this is an area requiring judgment that should be addressed as part of your significant accounting policies requiring the use of estimates.

Response: We acknowledge the Staff’s comment and advise the Staff that the filing of the Registration Statement on Form S-1 will not satisfy the definition of “initial public offering” in the registration rights agreement discussed in footnotes 3 and 6 of the unaudited condensed consolidated financial statements of Direct Fuels.  As a result, we do not believe that this is an area requiring judgment that should be addressed as part of the Partnership’s significant accounting policies.

Exhibits

51.                               Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible. Once they are filed, we may have further comment.

Response: We acknowledge the Staff’s comment and advise the Staff that we will file the agreements required by Item 601 of Regulation S-K as soon as possible.

Undertakings, page II-2.

52.                               Please explain why you have provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have determined that the undertaking is unnecessary.  We have removed the undertaking.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its General Partner

By:	/s/ Rick Shearer
Rick Shearer
Chief Executive Officer

cc:                                Ryan J. Maierson (Issuer’s counsel)

Alan Beck (Underwriter’s counsel)

Kathryn S. Wilson (Underwriter’s counsel)